

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Daniel Shugar
Chief Executive Officer
Nextracker Inc.
6200 Paseo Padre Parkway
Fremont, CA 94555

> **Re: Nextracker Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted September 8, 2023**
> **CIK No. 0001852131**

Dear Daniel Shugar:

    This is to advise you that we do not intend to review your registration statement.

    We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Sharon Flanagan